Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 2 to Registration Statement on Form S-1 (No. 333-295651) of Eloxx Pharmaceuticals, Inc. (the “Company”) of our report dated March 16, 2026, except for the effects of the reverse stock split discussed in Note 1, as to which the date is June 1, 2026, relating to the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern). We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Baker Tilly US, LLP

Tewksbury, Massachusetts

June 4, 2026